Investor Presentation

August 3, 2020



PACIFIC PREMIER
BANCORP, INC.

Steve Gardner
Chairman, President &
Chief Executive Officer
sgardner@ppbi.com
949-864-8000

Ronald J. Nicolas, Jr.
Sr. EVP & Chief Financial Officer
rnicolas@ppbi.com
949-864-8000

FORWARD LOOKING STATEMENTS AND WHERE TO FIND MORE INFORMATION



Forward Looking Statements

This investor presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Pacific Premier Bancorp, Inc. ("PPBI" or the "Company"), including its wholly-owned subsidiary Pacific Premier Bank ("Pacific Premier"). Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "could," "may," "should," "will" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on PPBI's current expectations and beliefs concerning future developments and their potential effects on the Company including, without limitation, plans, strategies and goals, and statements about the Company's expectations regarding revenue and asset growth, financial performance and profitability, loan and deposit growth, yields and returns, loan diversification and credit management, stockholder value creation, tax rates and the impact of the acquisition of Opus Bank ("Opus" or "OPB") and other acquisitions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect PPBI's future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. The COVID-19 pandemic is adversely affecting us, our customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on our business, financial position, results of operations, liquidity, and prospects is uncertain. Continued deterioration in general business and economic conditions, including further increases in unemployment rates, or turbulence in domestic or global financial markets could adversely affect our revenues and the values of our assets and liabilities, reduce the availability of funding, lead to a tightening of credit, and further increase stock price volatility, which could result in impairment to our goodwill in future periods. In addition, changes to statutes, regulations, or regulatory policies or practices as a result of, or in response to COVID-19, could affect us in substantial and unpredictable ways, including the potential adverse impact of loan modifications and payment deferrals implemented consistent with recent regulatory guidance. Other risks and uncertainties include, but are not limited to, the following: the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation/deflation, interest rate, market and monetary fluctuations; the effect of acquisitions we have made or may make, such as our recent acquisition of Opus, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions, and/or the failure to effectively integrate an acquisition target into our operations; the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; the impact of changes in financial services policies, laws and regulations, including those concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies; the effectiveness of our risk management framework and quantitative models; changes in the level of our nonperforming assets and charge-offs; uncertainty regarding the future of LIBOR and potential alternative reference rates, including SOFR; the effect of changes in accounting policies and practices or accounting standards, as may be adopted from time-to-time by bank regulatory agencies, the U.S. Securities and Exchange Commission ("SEC"), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters, including ASU 2016-13 (Topic 326), "Measurement of Credit Losses on Financial Instruments," commonly referenced as the CECL model, which has changed how we estimate credit losses and may further increase the required level of our allowance for credit losses in future periods; possible credit related impairments of securities held by us; possible impairment charges to goodwill; the impact of current governmental efforts to restructure the U.S. financial regulatory system, including any amendments to the Dodd-Frank Wall Street Reform and Consumer Protection Act; changes in consumer spending, borrowing and savings habits; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; our ability to attract deposits and other sources of liquidity; the possibility that we may reduce or discontinue the payments of dividends on our common stock; changes in the financial performance and/or condition of our borrowers; changes in the competitive environment among financial and bank holding companies and other financial service providers; geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad; public health crises and pandemics, including the COVID-19 pandemic, and their effects on the economic and business environments in which we operate, including on our credit quality and business operations, as well as the impact on general economic and financial market conditions; cybersecurity threats and the cost of defending against them, including the costs of compliance with potential legislation to combat cybersecurity at a state, national or global level; unanticipated regulatory or legal proceedings; and our ability to manage the risks involved in the foregoing. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2019, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, and other filings filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

The Company undertakes no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Non-U.S. GAAP Financial Measures

This presentation contains non-U.S. GAAP financial measures. For purposes of Regulation G promulgated by the SEC, a non-U.S. GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts or is subject to adjustments that have the effect of excluding amounts that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, statement of financial condition or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented in this regard. U.S. GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, PPBI has provided reconciliations within this presentation, as necessary, of the non-U.S GAAP financial measures to the most directly comparable U.S. GAAP financial measures. For more details on PPBI's non-U.S. GAAP measures, refer to the Appendix in this presentation.





PACIFIC PREMIER BANCORP, INC.

Premier banking franchise in key metropolitan areas throughout the Western U.S.

Corporate Overview

Headquarters	Irvine, CA
Exchange/Listing	NASDAQ: PPBI
Market Capitalization(1)	$2.0 billion
Average Daily Volume(2)	647,195 shares
Common Shares Outstanding(3)	94,350,902
Dividend Yield(1)	4.7%
# of Research Analysts	5 Analysts
Client Focus	Small & Middle-Market Businesses
Branch Network	86 Full Service Branch Locations

Financial Highlights

Balance Sheet and Capital Ratios(3)		Profitability and Credit Quality(3)	
Assets	$20,517	**ROAA**	(2.61)%
Loans HFI	$15,083	**PPNR ROAA(4)**	1.60%
TCE / TA(4)	8.50%	**Efficiency Ratio(4)**	52.9%
Tier 1 Capital Ratio	11.32%	**NPA / Assets**	0.17%
Total RBC Ratio	15.69%	**ACL / Loans(5)**	2.02%

Branch Footprint

Seattle
WASHINGTON
Portland
Salem
OREGON
Reno
NEVADA
San Francisco
Las Vegas
CALIFORNIA
Los Angeles
ARIZONA
Phoenix
San Diego
Mexicali

16 Pacific Northwest
Seattle MSA (15)
Portland MSA (2)
Other Washington (1)

2

3 Northern California
San Francisco MSA (3)

11 Central Coast California
San Luis Obispo (9)
Santa Barbara (2)

1 Nevada
Las Vegas (1)

49 Southern California
Los Angeles-Orange (31)
San Diego (7)
Riverside-San Bernardino (11)

4 Arizona
Phoenix (1)
Scottsdale (1)
Tucson (2)

Note: All dollars in millions
1. Market data as of July 31, 2020
2. 3-month average as of July 31, 2020
3. As of June 30, 2020 or for the three months ended June 30, 2020.
4. Pre-provision net revenue excludes merger-related expenses. Please refer to non-U.S. GAAP reconciliation in appendix
5. Allowance for Credit Losses to loans held for investment, excluding SBA PPP loans













Q2 2020 RESULTS

Earnings

- Completed Opus Bank acquisition effective June 1, 2020
- Net loss of $99.1 million or $1.41 per share; driven by provision and merger-related expense
- Pre-provision net revenue of $60.6 million(1), compared to $58.7 million(1) in Q1 2020, or a 3.1% increase
- Net interest margin of 3.79%; core net interest margin of 3.59%(1)
- Efficiency ratio of 52.9%(1) and noninterest expense of $76.6 million(2)

Deposits

- Deposits of $17.0 billion; non-maturity of 89% and noninterest-bearing checking of 35% of total deposits
- Average cost of deposits decreased to 0.32% from 0.48% in Q1 2020
- Opus acquisition added $6.6 billion in deposits

Loans

- Loan portfolio of $15.1 billion, an increase of $6.3 billion, or 72%, from Q1 2020
- Loan / deposit ratio of 88.8%, compared to 96.3% in Q1 2020
- Opus acquisition added $5.9 billion in loans

Asset Quality

- Total delinquent loans decreased to 0.25% of total loan portfolio from 0.33% in Q1 2020
- Nonperforming assets were 0.17% of total assets, a slight decrease from 0.18% in Q1 2020
- Allowance for credit losses of $282.3 million and fair value net discount on acquired loans of $144.5 million
- Net charge-offs of $4.7 million, or 0.04% of average loans

Capital

- Issued $150.0 million of fixed-to-floating subordinated debt on June 15, 2020
- Tangible book value per share of $17.58(1)
- Declared quarterly dividend of $0.25 per share

1. Please refer to non-U.S. GAAP reconciliation in appendix
2. Noninterest expense, excluding merger related expense

KEY INVESTMENT HIGHLIGHTS



Financial Performance

- Financial performance in Q2 2020 impacted by Opus acquisition and COVID-19 pandemic
  - Provision for credit losses of $160.6 million
    - $84.4 million Day 1 Opus provision
    - $76.2 million Q2 provision, driven primarily by economic forecast
  - Merger-related expense of $39.3 million
- Combined ACL and FV marks results in a 3.03% loss absorbing capacity on total loans, excluding PPP loans
- Completed the sale of $1.1 billion PPP loans, approximate $19 million gain

Strong Franchise

- One of the premier commercial bank franchises in the Western U.S.
- Benefits from strength and size of attractive Western U.S. markets
- Comprehensive product offering targeting small & middle-market businesses

Prudent Risk Management

- Strong culture with robust governance processes and experienced credit personnel
- Consistent excellent asset quality metrics and better-than-peer average credit losses and nonperforming loans
- Proactive credit risk management – limited net loan growth over the last 8 quarters

Experienced Management

- Management team, on average, has over 25 years of banking experience
- Continuous strengthening and improvement of executives and personnel
- Deep in-market relationships drive client-focused business model

MANAGED LOAN GROWTH



- **Prudent, limited net loan growth and proactive credit risk management**
- **PPBI has considered risks of growth at later stages of economic cycles**

June 2020
Acquired Opus Bank
($5.9B loans[1])
Originated $1.1B of
PPP loans

July 2018
Acquired Grandpoint
Capital, Inc.
($2.4B loans)

No significant organic net loan growth over 7 quarters

November 2017
Acquired Plaza Bancorp
($1.1B loans)

April 2017
Acquired Heritage
Oaks Bancorp
($1.4B loans)

Chart values (Loans Held for Investment, in billions):

2017 Q1	$3.4
2017 Q2	$4.9
2017 Q3	$5.0
2017 Q4	$6.2
2018 Q1	$6.2
2018 Q2	$6.3
2018 Q3	$8.8
2018 Q4	$8.8
2019 Q1	$8.9
2019 Q2	$8.8
2019 Q3	$8.8
2019 Q4	$8.7
2020 Q1	$8.8
2020 Q2	$15.1

Y-axis: $0.0, $2.0, $4.0, $6.0, $8.0, $10.0, $12.0, $14.0, $16.0

■ Loans Held for Investment

Note: All dollars in billions
1. After fair value adjustments

OPUS ACQUISITION UPDATE



Integration/ Conversion

- Opus integration; teams came together quickly, functioning at a high level, relationship banking focused
- Systems conversion to occur first weekend in October 2020
- Pacific Premier Trust systems conversion expected to occur in first half of 2021

Key Leadership Additions

- Dan Borland – Senior EVP, Head of Commercial Real Estate & SBA – started 03/2020
    - Previously Commercial Real Estate Banking Market Manager at Wells Fargo
    - Built Opus CRE lending platform from 2010 to 2015
- Rich Immesberger – Senior EVP, President of Pacific Premier Trust – started 06/2020
    - Previously National Head of Trust and Estate Services for BMO Harris Bank
- Mark Gouvion – EVP, Head of Retail Banking – started 08/2019
    - Previously Head of Retail Banking at Opus
- Roehl Amante – SVP, Chief Audit Executive – started 06/2020
    - Previously Audit Director at Opus; prior to Opus, audit executive at East West Bank

Cost Savings

- Estimated 25% cost savings at announcement
- Executing ahead of planned synergies, expected to exceed 25%
- 20 branches will be consolidated in conjunction with systems conversion

Deposits/ Funding

- Repriced Opus deposits and reduced wholesale funding
- Added specialty lines of business with approximately $1.7 billion of core deposits at a cost of 0.04%

ATTRACTIVE DEPOSIT MIX



- **89% of total deposits are non-maturity and 35% are noninterest-bearing demand**
- **Deposit mix reflects our relationship-based business model**

Deposit Mix (% of Total)



Money Market & Savings 36%

Certificates of Deposit 11%

Interest-bearing Demand 18%

Noninterest-bearing Demand 35%

	Q2 2020		
	Balance	% of Total	Cost of Deposits[1]
(dollars in thousands)			
Noninterest-bearing demand	$ 5,899,442	35%	0.00%
Interest-bearing demand	3,098,454	18%	0.24%
Money market and savings	6,060,031	36%	0.52%
Total non-maturity deposits	15,057,927	89%	0.43%
Retail certificates of deposit	1,651,976	10%	0.54%
Wholesale/brokered certificates of deposit	266,790	1%	1.36%
Total certificates of deposit	1,918,766	11%	0.65%
Total deposits	**$ 16,976,693**	**100%**	**0.32%**

Cost of Deposits[1]



0.73%	0.72%	0.58%	0.48%	0.32%
Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020

Non-Maturity Deposits (% of Total)



82%	85%	88%	88%	89%
Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020

1. Quarterly average cost

DIVERSIFIED BUSINESS LINES



Specialized lines of business provide fee income and low-cost core deposits

➤ Pacific Premier Trust (formerly PENSCO Trust) and Commerce Escrow Company acquired from Opus

➤ Opus acquisition expected to result in 3x increase in PPBI's pro forma annual noninterest income[1]

➤ $1.7 billion in deposits with a blended deposit cost of 0.04%

➤ Meaningful opportunities to expand both lines of business over time

	Annual Noninterest Income[2]	Deposits	Cost of Deposits[3]
Pacific Premier Trust	$29.5 million	$1.2 billion	0.02%
	+	+	+
Commerce Escrow	$6.0 million	$500 million	0.09%
	=	=	=
Total	**$34.5 million**	**$1.7 billion**	**0.04%**

Note: Financial information for three months ended March 31, 2020
Note: Noninterest income excludes gain on sale of investment securities
1. Includes $1.0 million reduction in interchange fees due to Durbin Amendment
2. 1Q 2020 annualized
3. Weighted average rate as of March 31, 2020



PPBI Q2 2020

Financial Overview

CORE EARNINGS AND EFFICIENCY



- **Capital generation from pre-provision net revenue and operating efficiencies**

- **Since 2013:**

  - ➤ **Compound annual growth for total revenue of 38% and pre-provision net revenue of 43%[1][2]**

  - ➤ **Efficiency ratio improved from 64.7% to 52.9%[1]**



Revenue and Efficiency Ratio[1]

Pre-Provision Net Revenue[1]



Note: All dollars in millions
1. Excludes merger-related expenses. Please refer to non-U.S. GAAP reconciliation in appendix.
2. Assumes annualized total revenue and pre-provision net revenue

NET INTEREST MARGIN



NIM contracted in Q2 2020, primarily driven by Fed rate cuts and the acquisition of Opus

Factors Affecting Q2 2020 Net Interest Margin



Reported and Core Net Interest Margin



Loan Yields



Cost of Deposits



1. Please refer to non-U.S. GAAP reconciliation in appendix. Core net interest margin and core loan yield exclude accretion and other one-time adjustments.

LOSS ABSORPTION CAPACITY



Updated economic forecast for CECL Model:

- Utilized Moody's probability-weighted June economic forecast
- Q2 2020 Unemployment Rate of 14.1%; Real GDP Q2 change (32.3)%, and CRE Price Index Q2 change (46.5)%
- Economic recovery accelerates in second-half of 2021

Allowance for Credit Losses + Fair Value Mark

	Balance	% of Total Loans Held for Investment[3]
Allowance for Credit Losses	$ 282,271	2.02%
Plus: Fair Value Mark on Acquired Loans	144,521	1.03%
Total Allowance + Fair Value Mark[4]	$ 426,792	3.03%

Combined Loss Absorption Capacity

ACL Change Attributions ($ in millions)



Allowance for Credit Losses by Loan Type

(dollars in thousands)	3/31/2020 ACL Balance	3/31/2020 % of Loans HFI [3]	Opus Day 1 6/1/2020 ACL Balance	Opus Day 1 6/1/2020 % of Loans HFI [3]	6/30/2020 ACL Balance	6/30/2020 % of Loans HFI [3]
Investor loans secured by real estate						
CRE non-owner occupied	$ 15,896	0.78%	$ 9,341	1.25%	$ 63,007	2.26%
Multifamily	14,722	0.91%	53,323	1.40%	63,511	1.22%
Construction and land	9,222	2.44%	4,198	7.66%	18,804	5.26%
SBA secured by real estate[1]	935	1.52%	-	0.00%	2,010	3.38%
Business loans secured by real estate						
CRE owner-occupied	26,793	1.42%	8,430	2.48%	48,213	2.22%
Franchise real estate secured	7,503	2.02%	-	0.00%	13,060	3.58%
SBA secured by real estate[2]	4,044	4.84%	331	6.83%	4,368	5.11%
Commercial loans						
Commercial and industrial	15,742	1.08%	20,118	2.36%	41,967	2.05%
Franchise non-real estate secured	16,616	3.03%	-	0.00%	21,676	4.14%
SBA non-real estate secured	516	3.17%	964	1.48%	600	2.85%
Retail loans						
Single family residential	1,137	0.48%	198	0.45%	1,479	0.56%
Consumer loans	2,296	4.90%	206	3.39%	3,576	7.72%
Total ACL	$ 115,422	1.32%	$ 97,109	1.64%	$ 282,271	2.02%
Unfunded	11,636		8,568		22,023	
Total ACL & Unfunded	$ 127,058		$ 105,677		$ 304,294	

Note: All dollars in thousands, unless where noted
1. SBA loans that are collateralized by hotel/motel real property
2. SBA loans that are collateralized by real property other than hotel/motel real property
3. Excludes PPP loans
4. Adds back the FV discount to the loans held for investment

CAPITAL RATIOS



Strong regulatory capital ratios

	Q2 2020	Q1 2020	Q4 2019	Well-Capitalized Regulatory Minimum Level[2]
Consolidated PPBI				
Common Equity Ratio	12.94%	16.72%	17.09%	N/A
Tangible Common Equity Ratio[1]	8.50%	10.06%	10.30%	N/A
Leverage Ratio	12.00%	10.68%	10.54%	5.00%
Common Equity Tier 1 Ratio (CET1)	11.32%	11.59%	11.35%	7.00%
Tier 1 Ratio	11.32%	11.66%	11.42%	8.50%
Risk Based Capital Ratio	15.69%	14.23%	13.81%	10.50%
Pacific Premier Bank				
Leverage Ratio	13.49%	12.54%	12.39%	5.00%
Common Equity Tier 1 Ratio (CET1)	12.73%	13.70%	13.43%	7.00%
Tier 1 Ratio	12.73%	13.70%	13.43%	8.50%
Risk Based Capital Ratio	14.81%	14.28%	13.83%	10.50%

1. Please refer to non-U.S. GAAP reconciliation in appendix
2. The higher of minimum well-capitalized or minimum well-capitalized plus capital conservation buffer

Loan Portfolio and Credit Quality



DIVERSIFIED LOAN PORTFOLIO



- **75% of loan portfolio is real estate secured**
- **Geographically diversified**

Loans by Type



- Investor real estate secured 56%
- Business real estate secured 17%
- Commercial 25%
- Consumer 2%

Loans by Geography[4]



- Other CA 36%
- WA 6%
- AZ 6%
- Other States 14%
- Los Angeles 26%
- Orange County 12%

	Q2 2020		
	Balance	**% of Total**	**Weighted Average Rate[1]**
Investor real estate secured			
CRE non-owner occupied	$ 2,783,692	18 %	4.41 %
Multifamily	5,225,557	35	4.15
Construction and land	357,426	2	5.81
SBA secured by real estate[2]	59,482	0	5.02
Total investor real estate secured	8,426,157	56	4.31
Business real estate secured			
CRE owner-occupied	2,170,154	14	4.56
Franchise real estate secured	364,647	2	5.19
SBA secured by real estate[3]	85,542	1	5.25
Total business real estate secured	2,620,343	17	4.67
Commercial			
Commercial and industrial	2,051,313	14	3.95
Franchise non-real estate secured	523,755	3	5.67
SBA non-real estate secured	21,057	0	5.38
SBA PPP	1,128,780	7	1.00
Total commercial	3,724,905	25	3.26
Consumer			
Single family residential	265,170	2	4.41
Consumer	46,309	0	2.50
Total consumer	311,479	2	4.14
Total loans held for investment	**$ 15,082,884**	**100 %**	**4.12 %**

Note: All dollars in thousands
Note: Except with respect to PPP loans, SBA loans are unguaranteed portion and represent approximately 20% of principal balance for the respective borrower
1. As of June 30, 2020 and excludes the impact of fees, discounts and premiums
2. SBA loans that are collateralized by hotel/motel real property
3. SBA loans that are collateralized by real property other than hotel/motel real property
4. Based on state where primary real property collateral is located, if available, otherwise borrower address is used. All California information is for respective county

MODIFICATIONS AS OF JUNE 30, 2020



Loan Modifications

(dollars in thousands)	Loan Modifications Closed	Loan Modifications In Process	Total Loan Modifications
CRE NOO	$ 796,514	$ 4,840	$ 801,354
Multifamily	492,261	4,082	496,342
Commercial and Industrial	91,558	21	91,579
CRE OO	363,104	734	363,838
Franchise	489,847	-	489,847
SFR and other	11,690	-	11,690
Total	**$ 2,244,974**	**$ 9,677**	**$ 2,254,651**
% of total loans HFI	**14.9%**	**0.1%**	**14.9%**

Loan Modifications by Loan Type
Total Loan Modifications Closed



Commercial real estate 51.7%
Multifamily 21.9%
SFR and other 0.5%
Franchise 21.8%
Commercial and industrial 4.1%

Interest-Only vs. Full Payment Deferrals by Term
Total Loan Modifications Closed



Interest-Only 27%
Full Payment Deferrals 73%
Months of Deferral

Expiration of Modifications [1]
Loan Modifications Closed

(dollars in millions)



$595, $940, $444, $216, $19, $20, $3

Jun-20, Jul-20, Aug-20, Sep-20, Oct-20, Nov-20, Dec-20

■ Interest-Only ■ Full Payment Deferrals

Note: Financial information as of June 30, 2020
1. Based on executed modification date and temporary modification plan selected. Excludes expired modifications in May 2020.



MODIFICATIONS CURRENT STATUS

Consistent communication and inquiry of clients' intentions

- 930 clients representing $1.4 billion, or 63% of closed modifications, have been assessed as of July 24, 2020
- Initial focus on modifications expiring in June and July 2020 – 91% contacted
- 87% of borrowers contacted have indicated that they intend to resume normal loan payments
- Further discussion, evaluation and negotiation with those that cannot – PPB will seek borrower concessions

Modifications Current Status of Select Loan Segments as of July 24, 2020

(dollars in thousands)	Total Loan Modifications Closed[1]	% of Total Mods Contacted	% of Expiring Mods Contacted[2]	Will payments resume upon expiration of modification? Yes	No
CRE Non-owner Occupied[3]	$ 796,514	43.9%	87.0%	69.8%	30.2%
CRE NOO Office	176,093	39.3%	87.2%	86.8%	13.2%
CRE NOO Retail	258,049	58.2%	86.7%	84.2%	15.8%
CRE NOO Hotel/Motel	270,187	33.5%	98.2%	28.8%	71.2%
Franchise Loans	489,847	83.7%	99.6%	94.6%	5.4%
Commercial & Industrial	91,558	60.7%	85.1%	82.0%	18.0%
CRE Owner Occupied	363,104	55.5%	86.2%	77.9%	22.1%
Multifamily	492,261	79.3%	89.0%	98.4%	1.6%
Total Loan Modifications	**$ 2,244,974**	**63.0%**	**90.6%**	**86.5%**	**13.5%**

Note: Table excludes temporary loan modifications on SFR and Other Loans totaling $11.7 million
1. As of June 30, 2020
2. Expiring Mods defined as temporary loan modifications that expired in either June or July of 2020
3. Includes Non-owner Occupied CRE Industrial/Other of $92.2 million



COVID-19 "AT-RISK" SEGMENTS

ACL % and Loss Absorption Coverage % are both higher than aggregate portfolio

At-Risk Loans by Loan Type, as of June 30, 2020

(dollars in thousands)	Loan Balance	# of Loans	Avg. Loan Size	LTV	DSCR	Seasoning in Months	% Modified Loans	% Criticized Loans[1]	Loss Coverage Ratio[2]	Notes
CRE NOO Retail	$ 762,533	411	$ 1,855	50%	1.90	46	34%	0.43%	1.83%	Low LTV; no malls and minimal exposure to big-box retailers
CRE NOO Office	$ 764,677	307	$ 2,491	55%	1.73	37	23%	0.71%	2.48%	Generally low-rise and garden-style Class B & C properties
CRE NOO Hotel/Motel	$ 388,068	112	$ 3,465	49%	1.98	57	70%	0.08%	9.34%	No large resort, conference centers or casinos
SBA Hotel/Motel	$ 59,482	109	$ 546	70%	1.64	36	0%	7.83%	3.38%	Small average loan size, no loan modifications
Franchise Loans	$ 888,402	849	$ 1,046	NA	1.45 [3]	28	55%	1.68%	3.91%	Seasoned operators, 91% are Quick Service Restaurants
Total	**$ 2,863,162**	**1,788**	**$ 1,601**				**42%**	**1.00%**	**3.70%**	

1. Period-end category criticized loans / category loans
2. Loss Coverage Ratio defined as (Allowance for Credit Losses + Fair Value Discount) / category loan balance
3. Fixed Cost Coverage Ratio (FCCR) used for Franchise Loans in place of DSCR







CRE NON-OWNER OCCUPIED ("NOO")

By Property Type

Hotel and Motel 14%
Industrial 14%
Office 27%
Retail 27%
Other 18%

By Geography (1)

Los Angeles 24%
Orange County 11%
Riverside 5%
San Bernardino 3%
San Diego 11%
San Luis Obispo 9%
Santa Barbara 4%
Ventura 1%
Other CA 10%
AZ 8%
NV 2%
WA 4%
Other States 9%

1. Based on state where primary real property collateral is located, if available, otherwise borrower address is used. All California information is for respective county.

Portfolio Characteristics – CRE Non-Owner Occupied	
Loan Balance Outstanding*	$2.8 billion
Number of Loans	1,431
Average Loan Size	$1.9 million
Loan-to-Value (Weighted Average)	51%
DSCR (Weighted Average)	1.90x
Seasoning (Weighted Average)	44 months
Delinquencies	0.11%
(ACL + FV Mark) / Loans	2.98%

*Excludes SBA loans

Portfolio Fundamentals

- Core competency for PPBI, an asset class which performed well for the bank during the Great Recession of 2008
- Seasoned owners and managers of income properties
- Secured by stabilized properties with recurring cash flows
- Strong underwriting standards with minimum DSCR of 1.25x and maximum loan-to-value of 75%, majority with personal guarantees
- Global cash flow and global DSCR for all loans over $1 million
- Disciplined underwriting uses the lesser of actual or market rents and market vacancy, not projections or pro forma







CRE NOO - RETAIL AND OFFICE

Retail:

By Geography (1)

Los Angeles
30%
Orange County
6%
Riverside
6%
San Bernardino
3%
San Diego
7%
San Luis Obispo
6%
Santa Barbara
3%
Ventura
1%
Other CA
9%
AZ
10%
NV
3%
WA
4%
Other States
12%

Office:

By Geography (1)

Los Angeles
23%
Orange County
19%
Riverside
4%
San Bernardino
3%
San Diego
10%
San Luis Obispo
11%
Santa Barbara
4%
Ventura
1%
Other CA
3%
AZ
7%
NV
3%
WA
3%
Other States
9%

1. Based on state where primary real property collateral is located, if available, otherwise borrower address is used. All California information is for respective county

Portfolio Characteristics – Retail and Office CRE NOO

	Retail	Office
Loan Balance Outstanding*	$763 million	$765 million
Number of Loans	411	307
Average Loan Size	$1.9 million	$2.5 million
Loan-to-Value (Weighted Average)	50%	55%
DSCR (Weighted Average)	1.90x	1.73x
Seasoning (Weighted Average)	46 months	37 months
Delinquencies	0.36%	0.00%
(ACL + FV Mark) / Loans	1.83%	2.48%

*Excludes SBA loans

Portfolio Fundamentals

Retail

- PPBI lends on seasoned Class B and C neighborhood centers in well established higher density markets
- No exposure to malls and minimal exposure to big-box retailers

Office

- PPBI lends on seasoned Class B and C properties located near job centers, with emphasis on metro markets and supporting suburbs
- Properties are generally low-rise and garden-style, with minimal exposure to Class A high-rise projects

CRE NOO - HOTEL / MOTEL – NON-SBA AND SBA



Demand Drivers



College/University 1%
Airport 9%
Conference/Convention 0.4%
Urban/Downtown 13%
Interstate 14%
Leisure 14%
Suburban 43%
Military 2%
Resort/Destination 4%

By Geography (1)



NV 2%
Other States 16%
Los Angeles 12%
AZ 7%
Other CA 6%
Orange County 6%
Santa Barbara 8%
Riverside 4%
San Luis Obispo 18%
San Diego 19%
San Bernardino 1%

Note: SBA loans are unguaranteed portion and represent approximately 20% of principal balance for the respective borrower
1. Based on state where primary real property collateral is located, if available, otherwise borrower address is used. All California information is for respective county

Portfolio Characteristics – Hotel / Motel

Loan Balance Outstanding, Total	$448 million	
	CRE, non-SBA	**SBA**
Loan Balance Outstanding	$388 million	$59 million
Number of Loans	112	109
Average Loan Size	$3.5 million	$546,000
Loan-to-Value (Weighted Average)	49%	70%
DSCR (Weighted Average)	1.98x	1.64x
Seasoning (Weighted Average)	57 months	36 months
Delinquencies	0.08%	1.66%
(ACL + FV Mark) / Loans	9.34%	3.38%

Portfolio Fundamentals

- 55% flagged properties, 45% boutique hotels; 66% limited service
- No exposure to large conference center hotels, large resorts or casinos
- Loans to seasoned hotel operators, generally with significant resources
- Underwriting consistent with management's conservative approach
- SBA represents the retained, unguaranteed portion of outstanding balance

FRANCHISE LOANS



Portfolio consists almost entirely of loans to QSRs, a well defined segment with a history of resiliency in a recessionary environment

By Franchise Concept[1]



Jimmy John's 2%
Jack In The Box 3%
Zaxby's 4%
Wendy's 4%
Denny's 4%
Popeye's 7%
KFC 9%
Sonic 12%
Dunkin' 16%
Burger King 21%
Other 18%

By Geography[2]



TX 13%
CA 12%
NJ 12%
FL 6%
NC 6%
NY 6%
IL 5%
GA 4%
OH 3%
MI 3%
Other States 30%

1. Other category includes 19 different concepts, none of which is more than 3%
2. Based on state where primary real property collateral is located, if available, otherwise borrower address. Other category includes 27 different states, none of which is more than 2%
3. Based upon 2019 industry off-premise statistics compiled by Restaurant Research

Portfolio Characteristics – Franchise Loans

Loan Balance Outstanding	$888 million
% of Loans Secured by Real Estate Collateral	41%
Number of Relationships	217
Average Relationship Size	$4.1 million
Average Length of Relationship	41 months
Number of Loans	849
Average Loan Size	$1.0 million
FCCR* (Weighted Average)	1.45x
Delinquencies	0.95%
(ACL + FV Mark) / Loans	3.91%

Portfolio Fundamentals

- 91% of Franchise portfolio are Quick Service Restaurant ("QSR") brands, fast food with national scale and the resources to innovate and command market share

- 81% of the QSR franchise concepts in our portfolio profile to have drive-thru, takeout and/or delivery capabilities[3]

- Borrowers have on average 22 years of franchise operating experience, and operate over 20 store locations on average

- Principals provide personal guarantees, loans are cross collateralized and cross defaulted

- Highly disciplined approach, maintain well-defined market niche with minimal exceptions

* Fixed Charge Coverage Ratio includes certain fixed expenses in the denominator and is a more conservative measure than DSCR



Experience in managing CRE concentrations well in excess of 300%

- CRE concentrations are well-managed across the organization, and semi annually stress tested

CRE Concentration Ratio[1]

Annualized Net Charge-Offs [2]

Commercial Real Estate	0.09%
Multifamily	0.05%

Decreased

Managed Growth

Grandpoint Acquisition

Opus Acquisition

Year/Quarter	Value
2008	627%
2009	499%
2010	415%
2011	372%
2012	310%
2013	349%
2014	316%
2015	336%
1Q'16	362%
2Q'16	352%
3Q'16	365%
4Q'16	376%
1Q'17	389%
2Q'17	340%
3Q'17	336%
4Q'17	287%
1Q'18	287%
2Q'18	275%
3Q'18	356%
4Q'18	341%
1Q'19	342%
2Q'19	332%
3Q'19	326%
4Q'19	306%
1Q'20	285%
2Q'20	385%

Note: Prior to 2020, CRE Concentration Ratio defined as (Non-owner Occupied CRE + Construction + Multifamily) / Total Risk-based Capital
1. CRE Concentration Ratio for 1Q 2020 and 2Q 2020 defined as (Non-owner Occupied CRE + Construction + Multifamily) / (Tier 1 Capital + ACL attributable to loans)
2. January 1, 2009 – March 31, 2020

CREDIT RISK MANAGEMENT

Credit quality has historically outperformed peers, including the 2008-2012 credit cycle

Nonperforming Assets to Total Assets Comparison



PPBI
Peers
CNB Acquisition 2/11/11
PDNB Acquisition 4/27/12

Source: Federal Deposit Insurance Corporation ("FDIC")
Note: California peer group consists of all insured California institutions

DELINQUENT LOANS



Low loan portfolio delinquency rates as of June 30, 2020



30-59 Days Past Due (% of Total Loans)



60-89 Days Past Due (% of Total Loans)



90+ Days Past Due (% of Total Loans)



Total Delinquent Loans / Allowance for Credit Losses

ASSET QUALITY TRENDS



Highly disciplined credit risk management, proactive loss mitigation strategies



Special Mention Loans (% of Total Loans)



Substandard Loans (% of Total Loans)



Nonperforming Loans (% of Total Loans)



Annualized Net Charge-Offs (% of Average Loans)

PPBI's
Key Attributes



PACIFIC PREMIER
BANCORP, INC.

CULTURE AT PACIFIC PREMIER BANK



Our culture is defined by our Success Attributes



ACHIEVE

- Results are what matter.
- Be open to achieving results in new ways.
- A winning attitude is contagious.



COMMUNICATE

- Over-communicate.
- Provide timely and useful information to all stakeholders.
- Collaborate to make better decisions.



IMPROVE

- Improvement is incremental. Small changes over time have a significant impact.
- Mistakes happen. Learn from them and don't repeat them.
- Be responsible for your personal and professional development.



INTEGRITY

- Do the right thing, every time.
- Conduct business with the highest ethical standards.
- Take responsibility for your actions.



URGENCY

- Operate with a sense of urgency.
- Be thoughtful and detail oriented, making decisions in a timely manner.
- Act today, not tomorrow.

ENVIRONMENTAL, SOCIAL, GOVERNANCE



Corporate giving and responsibility is a pillar of our business culture

We believe in doing our part to strengthen our communities through responsible employee business practices, robust corporate governance and shareholder friendly policies.

2019 Highlights(1):


#1 Rating
ISS Composite QualityScore for Governance


$2,961,972
Charitable Community Support


5,196
Volunteer Hours


2019 Recycling
465,765 **233**
Pounds Tons

Our employees are leaders working with our 300+ community partners:


Serve on Boards and committees


Provide financial and technical expertise


Promote community development missions

By shredding and recycling we have saved:


3,959
Trees


466
Barrels of Oil


699
Cubic Yards of Landfill


1,630,176
Gallons of Water

1.   Data from 1/1/2019-12/31/2019

CONCLUDING THOUGHTS



✓ **We have maintained a strong credit culture** in both good times and bad

✓ **Emphasis on risk management** has been, and continues to be a key strength of our organization

✓ **Highly experienced and respected bank acquirer** – 11 successful acquisitions since 2011

✓ **Financial results remain solid** – strong capital ratios and core earnings

✓ **Our culture differentiates us** and drives fundamentals for all stakeholders

✓ **We believe we are well-positioned** to take advantage of opportunities which arise from this economic crisis

✓ **Shareholder value is our key focus** – building long term value for our owners

Appendix Material



PACIFIC PREMIER

BANCORP, INC.

NON-U.S. GAAP FINANCIAL MEASURES



Tangible common equity to tangible assets (the "tangible common equity ratio") and tangible book value per share are non-U.S. GAAP financial measures derived from U.S. GAAP-based amounts. We calculate the tangible common equity ratio by excluding the balance of intangible assets from common stockholders' equity and dividing by tangible assets. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing common stockholders' equity by common shares outstanding. We believe that this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios. Accordingly, we believe that these non-U.S. GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios. However, these non-U.S. GAAP financial measures are supplemental and are not a substitute for an analysis based on U.S. GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non-U.S. GAAP measure of tangible common equity ratio to the U.S. GAAP measure of common equity ratio and tangible book value per share to the U.S. GAAP measure of book value per share are set forth below.

	Q2 2019		Q1 2020		Q2 2020	
Total stockholders' equity	$	1,984,456	$	2,002,917	$	2,654,647
Less: Intangible assets		(900,162)		(887,671)		(995,716)
Tangible common equity	$	1,084,294	$	1,115,246	$	1,658,931
Total assets	$	11,783,781	$	11,976,209	$	20,517,074
Less: Intangible assets		(900,162)		(887,671)		(995,716)
Tangible assets	$	10,883,619	$	11,088,538	$	19,521,358
Tangible common equity ratio		9.96%		10.06%		8.50%
Basic shares outstanding		60,509,994		59,975,281		94,350,222
Book value per share	$	32.80	$	33.40	$	28.14
Less: Intangible book value per share		(14.88)		(14.80)		(10.55)
Tangible book value per share	$	17.92	$	18.60	$	17.58

Note: All dollars in thousands, except per share data

NON-U.S. GAAP FINANCIAL MEASURES



Return on average tangible common equity is a non-U.S. GAAP financial measure derived from U.S. GAAP-based amounts. We calculate this figure by excluding CDI amortization expense and excluding the average CDI and average goodwill from the average stockholders' equity during the period. We believe that this non-U.S. GAAP financial measure provides information that is important to investors and that is useful in understanding our performance. This non-U.S. GAAP financial measure is supplemental and is not a substitute for an analysis based on U.S. GAAP measures. As companies may use different calculations for this measure, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the U.S. GAAP measure of return on average equity to the non-U.S. GAAP measure of return on average tangible common equity is set forth below.

	Three Months Ended,		
	6/30/2019	3/31/2020	6/30/2020
Net Income (loss)	$ 38,527	$ 25,740	$ (99,091)
Plus: CDI amortization	4,281	3,965	4,040
Less: CDI amortization expense tax adjustment[1]	1,240	1,137	1,159
Net income for average tangible common equity	**$ 41,568**	**$ 28,568**	**$ (96,210)**
Average stockholders' equity	$ 1,999,986	$ 2,037,126	$ 2,231,722
Less Average CDI	94,460	81,744	84,148
Less: Average goodwill	808,778	808,322	838,725
Average tangible common equity	**$ 1,096,748**	**$ 1,147,060**	**$ 1,308,849**
Return on average equity[2]	**7.71%**	**5.05%**	**-17.76%**
Return on average tangible common equity[2]	**15.16%**	**9.96%**	**-29.40%**

Note: All dollars in thousands
1. CDI amortization expense adjusted by statutory tax rate
2. Annualized

NON-U.S. GAAP
FINANCIAL MEASURES



For periods presented below, efficiency ratio is a non-U.S. GAAP financial measure derived from U.S. GAAP-based amounts. This figure represents the ratio of noninterest expense less other real estate owned operations, core deposit intangible amortization and merger-related expense to the sum of net interest income before provision for loan losses and total noninterest income, less gain/(loss) on sale of securities, OTTI impairment - securities, gain/(loss) on sale of other real estate owned, and gain/(loss) from debt extinguishment. Management believes that the exclusion of such items from this financial measures provides useful information to gain an understanding of the operating results of our core business. This non-U.S. GAAP financial measure is supplemental and is not a substitute for an analysis based on U.S. GAAP measures. As companies may use different calculations for this measure, this presentation may not be comparable to other similarly titled measures reported by other companies. A calculation of the non-U.S. GAAP measure of efficiency ratio is set forth below.

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	Q1 2020	Q2 2020
Total noninterest expense	$ 50,815	$ 54,938	$ 73,332	$ 98,063	$ 167,958	$ 249,905	$ 259,065	$ 66,631	$ 115,970
Less: CDI amortization	764	1,014	1,350	2,039	6,144	13,594	17,245	3,965	4,040
Less: Merger-related expense	6,926	1,490	4,799	4,388	21,002	18,454	656	1,724	39,346
Less: Other real estate owned operations, net	618	75	121	385	72	4	160	14	9
Noninterest expense, adjusted	**$ 42,507**	**$ 52,359**	**$ 67,062**	**$ 91,251**	**$ 140,740**	**$ 217,853**	**$ 241,004**	**$ 60,928**	**$ 72,575**
Net interest income	$ 58,444	$ 73,635	$ 106,299	$ 153,075	$ 247,502	$ 392,711	$ 447,301	$ 109,175	$ 130,292
Add: Total noninterest income (loss)	8,811	13,377	14,388	19,602	31,114	31,027	35,236	14,475	6,898
Less: Net gain (loss) from investment securities	1,544	1,547	290	1,797	2,737	1,399	8,571	7,760	(21)
Less: OTTI impairment - securities	(4)	(29)	-	(205)	1	4	2	-	-
Less: Net gain (loss) from other real estate owned	-	-	-	-	46	281	52	-	(55)
Less: Net gain (loss) from debt extinguishment	-	-	-	-	-	-	(612)	-	-
Revenue, adjusted	**$ 65,715**	**$ 85,494**	**$ 120,397**	**$ 171,085**	**$ 275,832**	**$ 422,054**	**$ 474,524**	**$ 115,890**	**$ 137,266**
Efficiency Ratio	**64.7%**	**61.3%**	**55.9%**	**53.6%**	**51.0%**	**51.6%**	**50.8%**	**52.6%**	**52.9%**

Note: All dollars in thousands

NON-U.S. GAAP FINANCIAL MEASURES



Pre-provision net revenue is a non-U.S. GAAP financial measure derived from U.S. GAAP-based amounts. We calculate pre-provision net revenue by excluding income tax, provision for credit losses, and merger related expenses from the net income. Management believes that the exclusion of such items from this financial measures provides useful information to gain an understanding of the operating results of our core business. This non-U.S. GAAP financial measure is supplemental and is not a substitute for an analysis based on U.S. GAAP measures. As companies may use different calculations for this measure, this presentation may not be comparable to other similarly titled measures reported by other companies. A calculation of the non-U.S. GAAP measure of pre-provision net revenue is set forth below.

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	Q1 2020	Q2 2020
Interest income	$ 63,800	$ 81,339	$ 118,356	$ 166,605	$ 270,005	$ 448,423	$ 526,107	$ 123,789	$ 144,122
Interest expense	5,356	7,704	12,057	13,530	22,503	55,712	78,806	14,614	13,830
Net interest income	58,444	73,635	106,299	153,075	247,502	392,711	447,301	109,175	130,292
Noninterest income	8,811	13,377	14,388	19,602	31,114	31,027	35,236	14,475	6,898
Revenue	67,255	87,012	120,687	172,677	278,616	423,738	482,537	123,650	137,190
Noninterest expense	50,815	54,938	73,332	98,063	167,958	249,905	259,065	66,631	115,970
Add: Merger related expense	6,926	1,490	4,799	4,388	21,002	18,454	656	1,724	39,346
Pre-provision net revenue	**$ 23,366**	**$ 33,564**	**$ 52,154**	**$ 79,002**	**$ 131,660**	**$ 192,287**	**$ 224,128**	**$ 58,743**	**$ 60,566**
Pre-provision net revenue (annualized)	**$ 23,366**	**$ 33,564**	**$ 52,154**	**$ 79,002**	**$ 131,660**	**$ 192,287**	**$ 224,128**	**$ 234,972**	**$ 242,264**
Average Assets	**$ 1,441,555**	**$ 1,827,935**	**$ 2,622,476**	**$ 3,601,411**	**$ 6,094,883**	**$ 9,794,917**	**$11,546,912**	**$11,591,336**	**$15,175,310**
PPNR / Average Assets	**1.62%**	**1.84%**	**1.99%**	**2.19%**	**2.16%**	**1.96%**	**1.94%**	**0.51%**	**0.40%**
PPNR / Average Assets (annualized)	**1.62%**	**1.84%**	**1.99%**	**2.19%**	**2.16%**	**1.96%**	**1.94%**	**2.03%**	**1.60%**

Note: All dollars in thousands
1. Annualized



Core net interest income and core net interest margin are non-U.S. GAAP financial measures derived from U.S. GAAP-based amounts. We calculate core net interest income by excluding scheduled accretion income, accelerated accretion income, premium amortization on CD and nonrecurring nonaccrual interest paid from net interest income. The core net interest margin is calculated as the ratio of core net interest income to average interest-earning assets. Management believes that the exclusion of such items from this financial measure provides useful information to gain an understanding of the operating results of our core business.

Core loan interest income and core loan yields are non-U.S. GAAP financial measures derived from U.S. GAAP-based amounts. We calculate core loan interest income by excluding scheduled accretion income, accelerated accretion income and nonrecurring nonaccrual interest paid from loan interest income. The core loan yield is calculated as the ratio of core loan interest income to average loans. Management believes that the exclusion of such items from this financial measure provides useful information to gain an understanding of the operating results of our core business.

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017	FY 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Net interest income	$ 58,444	$ 73,635	$ 106,299	$ 153,075	$ 247,502	$ 392,711	$ 111,406	$ 110,641	$ 112,335	$ 112,919	$ 109,175	$ 130,292
Less: Accretion income	3,241	1,927	4,387	9,178	12,901	16,082	3,805	4,950	6,026	5,828	4,105	5,848
Less: Premium amortization on CD	139	143	200	411	969	1,551	201	124	124	72	63	1,054
Less: Nonrecurring nonaccrual interest paid	-	-	-	-	-	-	161	107	37	168	-	(142)
Core net interest income	$ 55,064	$ 71,565	$ 101,712	$ 143,486	$ 233,632	$ 375,078	$ 107,239	$ 105,460	$ 106,148	$ 106,851	$ 105,007	$ 123,532
Average interest-earning assets	$ 1,399,806	$ 1,750,871	$ 2,503,009	$ 3,414,847	$ 5,583,774	$ 8,836,075	$ 10,339,248	$ 10,363,988	$ 10,228,878	$ 10,347,009	$ 10,363,570	$ 13,831,914
Net interest margin	4.18%	4.21%	4.25%	4.48%	4.43%	4.44%	4.37%	4.28%	4.36%	4.33%	4.24%	3.79%
Core net interest margin	3.93%	4.09%	4.06%	4.20%	4.18%	4.24%	4.21%	4.08%	4.12%	4.10%	4.08%	3.59%

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017	FY 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Loan interest income	$ 58,089	$ 75,751	$ 111,097	$ 157,935	$ 251,027	$ 415,410	$ 121,476	$ 121,860	$ 122,974	$ 119,353	$ 113,265	$ 133,339
Less: Loan accretion	3,241	1,927	4,387	9,178	12,901	16,082	3,805	4,950	6,026	5,828	4,105	5,848
Less: Nonrecurring nonaccrual interest paid	-	-	-	-	-	-	161	107	37	168	-	(142)
Core loan interest income	$ 54,848	$ 73,824	$ 106,710	$ 148,757	$ 238,126	$ 399,328	$ 117,510	$ 116,803	$ 116,911	$ 113,357	$ 109,160	$ 127,633
Average loans	$ 1,039,654	$ 1,424,727	$ 2,061,788	$ 2,900,379	$ 4,724,808	$ 7,527,004	$ 8,867,159	$ 8,779,440	$ 8,728,536	$ 8,700,690	$ 8,645,252	$ 11,242,721
Loan yield	5.59%	5.32%	5.39%	5.45%	5.31%	5.52%	5.56%	5.57%	5.59%	5.44%	5.27%	4.77%
Core loan yield	5.28%	5.18%	5.18%	5.13%	5.04%	5.31%	5.37%	5.34%	5.31%	5.17%	5.08%	4.57%

Note: All dollars in thousands